EXHIBIT 12.1

First Commonwealth Financial Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$67,638	$42,835	$103,726	$85,229	$70,979	$62,133	$56,763
Fixed charges, excluding interest on deposits	7,583	5,790	12,654	11,328	8,402	6,347	6,405

Subtotal	75,221	48,625	116,380	96,557	79,381	68,480	63,168
Interest on deposits	8,633	4,020	9,415	7,523	7,474	12,453	15,596

Total	$83,854	$52,645	$125,795	$104,080	$86,855	$80,933	$78,764

Fixed charges:
Interest on borrowed funds	$7,446	$5,632	$12,355	$11,056	$8,121	$6,048	$6,111
Interest component of rental expense	137	158	299	272	281	299	294

Subtotal	7,583	5,790	12,654	11,328	8,402	6,347	6,405
Interest on deposits	8,633	4,020	9,415	7,523	7,474	12,453	15,596

Total	$16,216	$9,810	$22,069	$18,851	$15,876	$18,800	$22,001

Ratio of earnings to fixed charges:
Excluding interest on deposits	9.92	8.40	9.20	8.52	9.45	10.79	9.86
Including interest on deposits	5.17	5.37	5.70	5.52	5.47	4.30	3.58